Exhibit 21.1

SUBSIDIARIES OF WOODSIDE PETROLEUM LTD.

SUBSIDIARY	JURISDICTION
Woodside Energy Ltd	Australia
Woodside Burrup Pty. Ltd	Australia
Burrup Train 1 Pty. Ltd	Australia
Burrup Facilities Company Pty Ltd	Australia
Woodside Julimar Pty Ltd	Australia